Mid Cap

Proposal #1 passed at the meeting held on April 29, 2002

		Final Proxy Results - ML Mid Cap Growth Fund
		1st Meeting Date: March 25, 2002
		2nd Meeting Date: April 29, 2002

		Record Date: January 28, 2002
		As of: April 29, 2002

				Units Voted

							Broker	Total Units
	Shares Needed To Pass	Outstanding Shares	Votes Needed 50% + 1 of Outstanding Shares	For	Against	Abstain	Non-Vote	Voted
All Classes	-103,721	2,818,201	1,409,102	1,512,823	121,511	139,519	1,030,771	2,804,624
1) Reorganization between ML Mid Cap
Growth and ML Large Cap Growth

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders voting together as a single class, representing a majority of the outstanding shares entitled to be voted